April 19, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Paul V. Hoagland
Executive Vice President of Administration and Chief Financial
Officer
1855 Boston Road
Wilbraham, Massachusetts 01095

Re:	Friendly Ice Cream Corporation
	Form 10-K for the year ended December 31, 2005
	Commission file #: 001-13579

Dear Mr. Hoagland:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2005

Consolidated Statements of Operations

1. Please revise to provide separate disclosure of costs associated with your franchise operations. Also, revise the notes to your financial statements to disclose the changes in franchised operations that occurred during the period. This disclosure should include the number of franchises purchased and sold during the period and the number in operation at the end of the period. Refer to the requirements outlined in paragraph 23 of SFAS No.45.

Notes to the Financial Statements

Note 2. Summary of Basis of Presentation and Significant
Accounting
Policies

- Revenue Recognition, page F-7

2. We note your disclosure that differences between your accrual for discounts and trade promotions and the subsequent settlement amount occur frequently and usually the differences are individually insignificant. Please explain to us what you mean by the phrase "usually the differences are individually insignificant." As part of your response please provide us with the amount of these differences for each of the last three years. We may have further comment upon receipt of your response.

- Stock-Based Compensation, page F-14

3. We note that the expected volatility factor used in the Black-
Scholes option-pricing model decreased significantly between 2004 and
2005. Please tell us your basis for changes made to this assumption.
Your response should clearly explain how you determined the volatility factors used for each period presented.

Note 5. Discontinued Operations, page F-20

4. We note that the gain on the disposal of 14 properties was recorded in discontinued operations for the year ended December 31,
2005. Please tell us the nature of the disposal for the nine properties that were disposed of "other than by sale" and why you believe they met the criteria for consideration as a discontinued operation. Please tell us if any of these properties were considered held for sale as of January 2, 2005. Additionally, please tell us if you intend to sell any of the 11 properties classified as held for sale as of January 1, 2006 through a franchise agreement. Please note that due to the receipt of franchise fees and future continuing involvement, the sale of property to a franchisee may not qualify for discontinued operations treatment. See Example 13 in paragraph A27 of SFAS No. 144. We may have further comment upon receipt of your response.

5. We note that the gain on the sale of the two properties sold in the fourth quarter 2004 was included in operating income rather than discontinued operations. Please explain to us and in the notes to your financial statements why the gain on these two properties was considered operating income in 2004, however the gain/loss on the sale of properties in 2005 is classified as discontinued operations.


Note 8.  Income Taxes, page F-26

6. We note that the benefit for income taxes for the year ended January 2, 2005 included a $2,156,000 reversal of income tax accruals recorded in prior years and in fiscal 2005 you increased income tax accruals related to ongoing tax audits and other tax matters. Please explain to us in detail and revise the notes to your financial statements in future filings to explain the nature of the tax matters that resulted in a reversal of the accrual in fiscal 2004 and an additional accrual in 2005. Additionally, please provide us with your accounting policy for recording income tax reserves that clearly explains how and when you determine the amount that will ultimately be paid.

Note 17. Commitments and Contingencies, page F-42

7. We note from page 18 that there are a few legal proceedings in which you are involved. To the extent that there is a reasonable possibility that a loss or an additional loss may have been incurred, these potential loss contingencies should be disclosed in the notes to the financial statements. See paragraph 10 of SFAS No. 5. Please revise future filings as appropriate.

Note 18. Segment Reporting, page F-43
Forms 8-K dated March 17, 2006, November 9, 2005, August 4, 2005, and
May 2, 2005

8. We note your use of the non-GAAP performance measure EBITDA as a segment performance measure in which you eliminate other non-operating income (expense), write-downs of property and equipment, net periodic pension cost (benefit), and other non-cash items. Because you adjust for items other than interest, taxes, depreciation, and amortization, titling the measure EBITDA may be confusing to investors. Please revise the title in future filings to indicate clearly that you have adjusted the measure for additional items. For guidance, see Question 14 of the staff`s "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003.

Schedule 14A Proxy Statement
Certain Relationships and Related Transactions, page 27

9. We note that certain transactions between the Company and affiliates of its officers and directors as discussed on page 27 of the Schedule 14A Proxy Statement have not been disclosed in the Company`s financial statements as required by SFAS No.57. Please revise the notes to the Company`s financial statements in future filings to include disclosure of all transactions between the Company and its affiliates.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Paul V. Hoagland
Friendly Ice Cream Corporation
April 19, 2006
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